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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____November 2009

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

The following documents are part of this Form 6-K:

1. Exhibit 99.1 - Press Release, November 23, 2009

2. Exhibit 99.2 - Material Change Report, November 23, 2009

3. Exhibit 99.3 - Press Release, December 1, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                        Yes ___   No xxx

SEC 1815 (04-09)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Pediment Gold Corp. -- SEC File No. 000-52509</u>
(Registrant)

Date: <u>December 9, 2009</u>   By <u>/s/ Gary Freeman_____</u>
                           Gary Freeman, President/CEO/Director

Exhibit 99.1



Pediment Announces Resignation of Chester Millar

Vancouver, BC, November 23, 2009 -- Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E.F) ("Pediment" or "the Company") reports that Chester Millar has tendered his resignation as non-executive Chairman and member of the Board of Directors. The Company will be seeking to fill the position of Chairman in due course. Pediment would like to thank Mr. Millar for his invaluable contributions as a member of the Board and wishes him the best in his future endeavours.

For additional information please contact Gary Freeman at 604-682-4418.

Gary Freeman, President and CEO

PEDIMENT GOLD CORP.

Vancouver, British Columbia

The TSX does not accept responsibility for the adequacy or accuracy of this release

Form 51-102F3
Material Change Report

Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   Date of Material Change

November 20, 2009

Item 3   News Release

The news release was disseminated on November 23, 2009 by way of Stockwatch.

Item 4   Summary of Material Change

The Company announces resignation of Chester Millar.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company reports that Chester Millar has tendered his resignation as non-executive Chairman and member of the Board of Directors. The Company will be seeking to fill the position of Chairman in due course. Pediment would like to thank Mr. Millar for his invaluable contributions as a member of the Board and wishes him the best in his future endeavors.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

November 23, 2009

Exhibit 99.3



Pediment Secures Surface Rights at San Antonio

Press Release
Source: Pediment Gold Corp.
Tuesday December 1, 2009

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 12/01/09) - Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News)(Frankfurt:P5E - News) ("Pediment" or "the Company") is pleased to announce it has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of its San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment for access and annual per hectare payments for areas subject to exploration or other disturbance within the Pediment concession holdings which total approximately 8,100 hectares. Active exploration and/or production areas within the concessions can be increased or decreased as required during the life of the agreement.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area.
The Ejido has agreed to the purchase terms and price for the land. The parties are working towards having the agreed area removed from the communal Ejido land tenure and redefined as an individual lot that can be transferred to Pediment. In addition, the parties signed a separate agreement to transfer rights to certain waste rock material within the Company's concession areas to the Ejido.

Pediment's President Gary Freeman commented that, "Pediment has always made a point of keeping Ejidos and other stakeholders in our project areas informed, and ensured local sourcing of goods and services and provision of employment opportunities whenever practical. In return the Ejidos have been supportive of Pediment's efforts to explore for minerals and move them to development, as evidenced by these agreements. We look forward to many years of cordial and mutually beneficial relationships with local stakeholders in the San Antonio area."

Pediment Gold Corp.
Gary Freeman, President & CEO

capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

The TSX has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Contacts:
Pediment Gold Corp.
Gary Freeman
(604) 682-4418
Pediment Gold Corp.
Michael Rapsch
(604) 682-4418
www.pedimentgold.com